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                                  UNITED STATES                  SEC File Number
                    SECURITIES AND EXCHANGE COMMISSION 027046        027046
                             Washington, D.C. 20549

                                 FORM 12b-25                      Cusip Number
                                                                   7487622101
                         NOTIFICATION OF LATE FILING

    (Check One) X Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR
                -           -           -           -            -
                    For Period Ended: November 30, 1999
                    [  ]   Transition Report on Form 10-K
                    [  ]   Transition Report on Form 20-F
                    [  ]   Transition Report on Form 11-K
                    [  ]   Transition Report on Form 10-Q
                    [  ]   Transition Report on Form N-SAR
                    For the Transition Period Ended:

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Quintel Communications, Inc.
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Full Name of Registrant

Quintel Entertainment, Inc.
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Former Name if Applicable

One Blue Hill Plaza
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Address of Principal Executive Office (STREET AND NUMBER)

Pearl River, New York 10956
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

   x    (a) The reasons described in reasonable detail in Part III of this
  ---       form could not be eliminated without unreasonable effort or expense;

   x    (b) The subject annual report, semi-annual report, transition report
  --- on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mr. Daniel Harvey          (914)                     620-1212
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         (Name)                 (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

                   X   Yes                 No
                  ---                  ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? X Yes or     No
             ---       ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
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                          QUINTEL COMMUNICATIONS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2000                      By: /s/ Daniel Harvey
                                                ------------------
                                                     Daniel Harvey, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of act constitute
Federal Criminal Violations
                              (See 81 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

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3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).


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Part III

     The Company recently began marketing products and services via the Internet and through e-commerce avenues. This marketing strategy was a significant modification from the way the Company had marketed products and services in the past, namely through traditional means of direct media (infomercials, commercials and direct mailings). The implementation of such shift in marketing strategy placed significant demands in time upon the executive officers of the Company, causing them to be unable to complete their determination as to what impact, if any, such marketing strategy shift will have on the Company's business plan (and the management's discussion and analysis thereof) and its financial statements and the notes thereto.

     The foregoing reason causing the Company's inability to timely file its Annual Report on Form 10-K for the fiscal year ended November 30, 1999 could not be eliminated without unreasonable effort or expense.

Part IV

     The Company estimates that it will recognize net income of approximately $3.9 million for the fiscal year ended November 30, 1999, as compared to a net loss of approximately $16.9 million for the fiscal year ended November 30, 1998. This anticipated increase in net income of approximately $20.8 million results primarily from two factors:

     (i) The Company had been experiencing decreasing margins on its "900" entertainment services, attributable to significant increases in marketing expenditures related thereto and customer chargebacks. As a result, commencing in the quarter ended August 31, 1998, the Company discontinued marketing such services as an independent revenue source and began marketing them in conjunction with the Company's other products and services. Accordingly, as required by Statement of Financial Standards No. 121 ("FAS 121"), the Company reviewed long-lived assets, including goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluated the recoverability of its long-lived assets by measuring the carrying amount of the assets against projected undiscounted future cash flows associated with them. Applying such criteria, the Company concluded that goodwill associated with the Acquisition had been impaired. As such, a non-recurring, non-cash charge of approximately $18.5 million, representing the remaining balance of goodwill associated with the a 1996 acquisition by the Company, was recorded during the fiscal year ended November 30, 1998.

     (ii) The Company incurred a non-recurring non-cash charge of approximately $1.2 million during the fiscal year ended November 30, 1998 in connection with its write-down of assets associated with an internet telephony program the Company abandoned.